Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: June 9, 2021

The following transcript is from a webcast of the UBS Global Industrials and Transportation Virtual Conference, which took place on June 8, 2021 and has been made available on www.ConnectedContinent.com, the website maintained by Canadian National Railway Company (“CN”) providing information relating to its proposed combination with Kansas City Southern (“KCS”).

CORPORATE PARTICIPANTS

Jean-Jacques Ruest President, Chief Executive Officer & Director, Canadian National Railway Co.	Sean Finn Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Paul A. N. Butcher Vice President-Investor Relations, Canadian National Railway Co.

OTHER PARTICIPANTS

Thomas Wadewitz

Analyst, UBS Securities LLC

MANAGEMENT DISCUSSION SECTION

Thomas Wadewitz

Analyst, UBS Securities LLC

Welcome everybody to the First Day of the UBS Industrials and Transports Conference. I will – My name is Tom Wadewitz, I’m the Free Transports analyst at UBS. I will be hosting panels and fireside chats through the day, focused on transports. It’s a real pleasure for me this morning to kick things off with Canadian National. I think they’ve got a lot of interesting things to talk about. Obviously, we’ve got JJ Ruest, the CEO; Sean Finn, the Chief Legal Officer; and Paul Butcher, the Vice President of Investor Relations. I’m going to hand it over to Paul and we’re going to get into the fireside chat fairly quickly. But JJ, Sean, Paul, thank you for joining us.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you, Tom.

Paul A. N. Butcher

Vice President-Investor Relations, Canadian National Railway Co.

Yeah. So, thank you, Tom.

Thomas Wadewitz

Analyst, UBS Securities LLC

Yeah.

Paul A. N. Butcher

Vice President-Investor Relations, Canadian National Railway Co.

So, before we begin, I’d like to draw your attention to the forward-looking statements and additional legal information which are available at the beginning of the presentation. As a reminder, today’s conference call contains certain projections and other forward looking statements within the meaning of the US and Canadian Securities Law. These statements are subject to risk and uncertainty that may cause actual results to differ materially from those expressed or implied in these statements and are more fully described in our cautionary statement regarding forward-looking statements in our presentation.

So, I’ll now turn it over to JJ Ruest, our President and CEO.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Good morning, Tom. And it’s a pleasure for Sean and I to be your opening act today for your conference. We will start – I will start with some prepared comments and after that we’ll do the Q&A, Sean and I will do the Q&A with you. So, we’ll go on Page 4, which is what’s on the screen. And we’ll start by talking about leveraging the economy and the recovery underway. So two months into the quarter, we wanted to provide an update on the ongoing business. Volume is strong and RTM is up 13% quarter-to-date. We have strong same-store pricing ahead of rail inflation. The North American economy is driving consumable, manufacturing and construction. Our propane export is ramping up with our second terminal in Prince Rupert. We have inventory restocking and strong consumer demand, which drives [ph] intermodal at the Ports and (00:02:28) domestically. The lumber and panel pricing is driving strong carload demand from construction and renovation, and the USMCA manufacturing is driving our steel and aluminum carloads. Where we do have two transitory headwind coming into play in our second quarter result. First, the exchange rate. The Canadian dollars is leveraging about $0.82 US versus about $0.72 in the second quarter of last year. And you’ll recall that each CAD 0.01 of appreciation in Canadian dollars will negatively impact our EPS by CAD 0.04 on an annualized basis or in the case of the second quarter, approximately CAD 0.10 of a headwind on the earning. The second headwind is diesel price. We have seen a significant increase on the diesel price with the on-highway diesel price currently at about [ph] US$3.26 (00:03:19), up about 20% from the beginning of the year, creating a fuel lag negative headwind on the operating ratio for this quarter.

Our operating metrics are strong. We have improvement in train length, train weight and terminal dwell. We lead the industry in fuel efficiency, and we’ve improved another 3% fuel efficiency year-to-date from an already industry-leading starting point. Another important ESG prerogative is our FRA injury rates and our FRA accident rates are down about a full one-third from last year and our employee engagement survey is also showing important people progress.

We’ll go on page 5 and talk about the outlook. We are encouraged by the economic recovery and the vaccine rollout, which is giving us confidence heading into 2021 and 2022. We have [ph] strong locomotives and are (00:04:15) hiring and training train crews for the economy ahead. The increase in industrial production will drive our carload segment, such as in chemicals, in forest products, steel, aluminum, fuel and plastics. We are also preparing for the consumer and back to school fall peak, the return to a strong [ph] referred food (00:04:36) market and the next crop year.

Our financial outlook for 2021 is targeting double-digit adjusted diluted EPS growth. To be clear, this is the same guidance we provided in our Q1 earnings release. Our outlook is underpinned by high single-digit volume growth in revenue ton miles. We expect to deliver free cash flow in the range of CAD 3 billion to CAD 3.3 billion, which will drive further improvement in free cash flow conversion. All of that [ph] would occur (00:05:12) in the headwind of a strong Canadian dollar.

We’ll go to page 6 and start to talk about our end-to-end merger. This is a historical moment for CN and we’re very excited about the future. And I want to take a few moments to revisit some basic facts. The CN and KCS will deliver a significant value and benefit to customers, to our employees of both companies, the shareholders of both companies, the port operators who are connected to our network and the railroad communities [ph] along our right-of-way (00:05:42). We will enhance competition by pricing current gateway with transparency. We will enhance competition by adding new choice without taking away any existing choice. There will be new carload and intermodal single-line service, like single-line intermodal from Mexico City to Detroit and Toronto or direct carload service from Detroit to Kansas City.

We are committed to divest a 70-mile overlap, making our combination a true end-to-end merger. In our very first announcement back in April of our proposal, we committed to address the Baton Rouge to New Orleans overlap. This divestiture is the execution of that commitment. I also want to make it clear that other claim of overlap arising from the fact that CN-KCS will have two parallel north-south lines are false. It is true these lines are parallel, but just in the same way that the Interstate 5 on the West Coast and the Interstate 95 up in East Coast are also parallel. They are separated by hundreds of miles. They’re surrounded by intense competition from big Class I, by competition from the Mississippi barge river system and by competition from interstate long-haul traffic. The lines serve different markets and different customers.

Lastly, I’d like to highlight that we’ve now received over 1,400 letters of support for our transaction and more are coming, letters from all three countries, letters from payers of freight, letters from supply chain partners, letters that voice a support for our use of the voting trust, the support for enhanced competition under the existing rule and for our end-to-end combination. We’re very excited about the CN’s future with KCS. This will be a transformative combination, creating jobs, better jobs, and creating a cleaner supply chain with a lower carbon footprint, and gateway will be open and will have transparent pricing.

This is the right time and the right partner combination. This will result in meaningful new products choice, new cost synergies for user, new ESG-driven highway conversion and new ways to compete in the future, pro-growth. The premier Canada-US-Mexico network for the 21st Century is what the continental economy and trade need at this point. Having said all that, as we pursue the combination, the team will remain very focused on our CN core operation, serving our customers day-to-day, ensuring that we prepare capacity for 2022 and ensuring that we deliver results under our guidance for 2021.

So, Tom, I think we – from this point on if we can go to questions to myself and Sean on either on the business or on the combination.

QUESTION AND ANSWER SECTION

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Great. That sounds good. Thank you, JJ. Thank you, Sean, for joining as well, and Paul. Why don’t we start off with a question on mitigation? You made a proactive step for the line between Baton Rouge and [ph] New Orleans (00:08:55), the KCS line. What would your response be if – to potential further mitigation measures through the process if that was helpful and addressing concerns, do you think there’s potential for that, would there be willingness on CN’s part to consider further mitigation measures?

Jean-Jacques Ruest	A

President, Chief Executive Officer & Director, Canadian National Railway Co.

Sean, you want to maybe touch...

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Yeah. Sure.

Jean-Jacques Ruest	A

President, Chief Executive Officer & Director, Canadian National Railway Co.

...on that one?

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Yeah. Sure, Tom. Thank you very much. And we’ve done this process before. IC is a good example where clearly when you have a control application at the STB post the voting trust, post the shareholders voted by KCS, [ph] will close into the trust in October, then will (00:09:36) be on this for a year as people submit comments, views on the combination, be it the customers – customer associations, communities. And as you know well, STB’s expectation is that the applicant will deal with these comments as they come in and attempt to settle them. So, that’s your question. [ph] CN is always (00:09:59) willing to sit down with any stakeholder involved in making a submission or comments [ph] to the STB (00:10:05) to try and work out a settlement. And if we can’t, then obviously the STB will – could impose conditions or mitigation.

But we’re comfortable that besides having undertaken, if the STB so desires, to dispose of the assets between Baton Rouge and New Orleans that we can, to your point, engage with stakeholders, customer associations and find ways to address any concerns they may have and ultimately, call it mitigation, if there is mitigation required, the STB will raise it. But we’re very confident that with our experience in the past examples of a Class I merger being IC and even on the EJ&E were very successful, entering into agreements with stakeholders to address the concerns, and it’ll be no different in this CN-KCS combination.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

I guess, when you mentioned the Baton Rouge to New Orleans line, I think there was a commentary about maintaining access, I guess, trackage rights. And also – so, I’m wondering is that something, which like why you would choose to do that or if you think that could be a sticking point? And also, how good is the connectivity at the other end, is it pretty easy to find a connecting carrier that you could sell that line to, whether it’s a Eastern Railroad in New Orleans or Union Pacific in Baton Rouge, how would you think about the kind of ease of making that transaction take place?

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Yeah. So, we committed this in our joint KCS-CN voting trust application. Obviously, it’s subject to the STB’s view on this, and it’s a bit premature. I mean, obviously, this will not happen for possibly two years or most likely be, [ph] if we would get to that (00:11:47) point, a condition of the approval of the combination. And obviously, we’ve lots of time to engage with various parties who wish [ph] either to acquire (00:11:56). When we asked – we talked about running rights, it was just to make sure that – or trackage rights – excuse me – was that we recognize the STB welcome [ph] to decide, (00:12:04) first of all, if we decide to dispose of it in the context of the combination. They want to approve most likely who will be the acquirer. And secondly, how we ensure, [ph] is ultimately a test (00:12:14), the customers on the line will continue to have several choices when it comes to getting their goods to market. And there is good connectivity to ensure that a short line or another railway could access this.

So, premature [indiscernible] (00:12:27) to get the details of the conditions. But obviously, we want just to make sure that this very little overlap, there’s 70 miles, which now makes this transaction an end-to-end combination, [ph] no (00:12:39) different than the other bid that was made. And to say that it’s not end-to-end, it’s untrue and it’s inaccurate. My view is that clearly there are no two-to-one points. And if there are any issues, keeping the gateways open and addressing this issue is a good way for us to proactively address any concerns about this transaction not being pro-competitive. It is pro-competitive. It provides more choices, not less, at the customers and shippers, and it’ll be no different. We talked about how the line is disposed and we’ll ensure with the STB as they go through the approval of the ultimate control decision, how is the best way to dispose of the asset to ensure that customers on the line continue to have several choices to move their product to market.

Jean-Jacques Ruest	A

President, Chief Executive Officer & Director, Canadian National Railway Co.

And Tom, it’s JJ. There’s already a significant interest from other potential buyers, either Class I railroad, short line, or infrastructure investors. So, definitely, we will have another owner to step in the shoes of KCS and our merger will be end-to-end. And those customers who have two choices [ph] today (00:13:38) will have two choices post-merger.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Great. Thank you. So, I’ve heard a perspective that it’s hard to know how much some of the perspectives are theoretical versus how broad impact would be. But I’ve heard a shipper perspective they would say, well, while the these two north-south lines are separated by 400, 500 miles, if you’re a shipper in the middle, then you’re 200, 300 miles away from either line. And if you’re transload shipper, then you might previously have a choice of both lines and then you would lose the choice. I don’t know how much that’s kind of a theoretical comment versus a how broadly that would apply. But what would your response be in terms of some shippers that might be between the two lines that actually could have access that would be reduced?

Jean-Jacques Ruest	A

President, Chief Executive Officer & Director, Canadian National Railway Co.

Yeah. So, if you go on page 6, where we saw that map of all the ways to go from north to south and actually we’re going to create even a better way by starting a single line railroad service that starts in Mexico and terminates in Canada Midwest. But it is very theoretical. That it’s very – it’s not real. And this is – so, ultimately, what customer, in general, they all care about service, the quality and cost of that service, and they want to have option. And at CN, here we’re going to create option. We’re going to maintain gateway open, which is quite critical to our own growth. We need growth from the carload sector and keeping the gateway open will allow us to grow these – the carload from these interchange. But we will do that by offering Rule 11 rates pricing.

If you’re familiar with Rule 11 pricing or what we call sometimes at CN gateway pricing, it’s something we’ve practiced now for probably 15 years, where you actually priced to a gateway, more than one gateway, you put that in your customers’ contract, and after that, you let the customers go and negotiate with connecting carriers at different gateways, terminate this combination, terminate this negotiation or price escalation for each component. And after that, we publish the remaining or price escalation for each component. And after that, we published the remaining price as a combination and/or the customers has different contract with more than one railroad and he would pay the two invoices separately.

So, Rule 11 pricing is really something that is not necessarily practiced widely, but under the commitment of keeping the gateway open and making sure there’s no bottleneck, we will offer those choices. And frankly, I think from our own point of view having gateway open and Rule 11 pricing at these gateway let the customers pick the best price, best option after he’s done [ph] his shopping, best (00:16:23) service, will also allow us to actually get business back on the railroad from the highway or get business back on the CN-KCS, competing with some other choices. So, this whole thing about the two line north-south is really a stretch.

And then, as we mentioned a number of times, we will use [ph] both line (00:16:46) sometimes as a redundancy for the [ph] intermodal (00:16:50) network that we want to put together from Mexico to Toronto, but also sometimes to move grain down to Mexico via Kansas City and/or more moving petrochemical or crude from Alberta over the Kansas City gateway and allowing the payer freight to have a Rule 11 pricing from the combination company and determine what’s best for them in terms of routing. So, I think really, really we are creating a new way to compete with this proposed merger, which is end-to-end, and I think that’s what customers and association should focus on is the new ways of competing that we are about to create here.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

JJ, I think when shippers think about railroads and they think about large railroads, railroads with strong origination franchises, I think railroads getting bigger sometimes causes concern. CN obviously is bigger than CP. And so, I think there’s probably a little natural inclination from some shippers to say, hey, that, CN-KSU causes – or KCS causes more concern. How do you address the kind of broader market power concerns from shippers?

Jean-Jacques Ruest	A

President, Chief Executive Officer & Director, Canadian National Railway Co.

Yeah. Go back to basics. It’s not about big, small or medium. And when you talk about size, CN in United States – and I’m talking CN and KCS combined in United States – will still be the fifth largest railroad. We’re still going to be smaller than CSX and NS and much smaller than UP and BN. And because we’re going to be more on western side, we’re going to compete with two big guys, and then, we – and we’re fine with that. I think that’s what it creates competition. It brings in another choice to compete with existing choice from very strong and big railroad, much bigger than us. We’re only number 5.

But from a customer’s point of view, it’s not about the size, it’s what are you offering, what am I getting out of this? What new service do I get? Do I get other option? Am I going to getting potentially better price, lower cost? Am I going to get some pricing over the gateway in a transparent way that will allow me to do my shopping for a price and service and maybe try both route, the longer route, the shorter route, the single-line route, a combination route?

And over time, just like we’ve seen in Canada for the last 25 years [ph] with inter-switching (00:19:23) and over time, I’ll migrate to actually what’s best for me, either because the – I like the transit time, I like the consistency, or it’s a combination of two railroad, the transit time is not as good, but one of the railroads really dropped the price and I enjoy the fact I have a lower cost even though my supply chain might be three days slower on a round-trip basis.

So, it’s down to customers’ choice. Customers are not really asking are you a big railroad or a small railroad. The customers are asking, in my specific case, with my plans, in state A and shipping to location B, what do you have for me? And this is what this combination has to do; like anybody else, we have to compete and provide better choice at better costs, and then after that, let the market do its thing.

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Tom, if I may. It’s Sean. Just one thing to add. I think JJ hit it very – said it very well, but think about this is also, Tom, from the competition perspective, it is true people [ph] have that instinct of saying (00:20:25) if you’re bigger, you have more competitive issues. But maybe think about it this way, think about CN [ph] as the NAFTA Railway (00:20:31) from Canada to the Gulf of Mexico, think about KCS from Kansas City all the way to deep into Mexico, both railways have very much leveraged both the NAFTA and now USMCA agreement going forward, put the two together, and yes, CN is a bigger – has a bigger footprint in Canada. KCS has a large footprint in the US [ph] into (00:20:54) Mexico, obviously, but I think in this case, scale probably brings you more choices for customers, more destinations, therefore more competition, first of all. Secondly, providing a secure and sustainable supply chain to North American continent after coming out of COVID, obviously, by having it on one single line obviously brings a lot of – from a security perspective now to make sure our supply chains remain efficient and sustainable.

So, I think when you look at this [ph] and take a step back (00:21:19), this combination would be great for the North American continent, it’d would be great for our employees, our customers and the three countries, who will be, no doubt, now looking on onshoring, but also using USMCA [indiscernible] (00:21:33) go back and forth between Canada and the US.

Jean-Jacques Ruest	A

President, Chief Executive Officer & Director, Canadian National Railway Co.

Yeah. One thing that, Tom, you have to remember; so, today, we’ve identified [ph] a US$6 billion (00:21:47) total available market that’s on the road that’s being trucked north-south between either Texas or Mexico to the Midwest and Canada. And neither UP or BN have actually converted that total available market [ph] or a (00:22:04) proportion of it, not enough of it. By putting a single line service that starts from Mexico City to Toronto to move consumer goods or a single line service that starts from San Luis Potosi, which is an industrial area, that goes to Detroit and back for automotive parts, then we know we can compete with truck, then we can remove CO2 from the environment, then we can create better job – better paying job with better lifestyle for working in the railroad as opposed to be a long haul trucker who’s gone from home one week at a time. So, the product of today actually are still in the north-south market and I know east-west in the United States, there’s pretty good combination with some of the big [ph] intermodal (00:22:48) companies. Not so much on the north-south. In the north-south, [ph] you start on (00:22:52) KCS, you have a handoff at the Mexican border, you get one of the big US western railroad, you have another [ph] handoff (00:22:59) in Chicago, you hit the road and then you drive toward Michigan or you drive toward Ohio or you drive toward Eastern Canada. [ph] What we’re going (00:23:07) to be proposing here is when you get on a railroad in Toluca or in San Luis Potosi, you will stay on that train. There will be no interchange. There’ll be one point of contact for customer service. We will not stop at every station. We will probably create destination train with one or two or three cities maximum. You get to the first stop, which is maybe Detroit, second stop Toronto, you get off the train and you have a short [indiscernible] [ph] truck at both ends (00:23:33). And by doing that, you do have a shot at converting frozen French fries from Canada to Mexico or you do have a shot of converting packaged food and processed food from Mexico to the Mid-Western Ontario, but by providing a service that starts to resemble more the truck service, but it is also cheaper than the truck service. These things don’t exist today. And that’s why [ph] our highway (00:23:58) is so busy with 53-foot drive on.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Great. Okay. Yeah. That’s helpful. When we think about the move into the kind of public interest consideration thinking about the voting trust and thinking about the various factors that STB might consider as part of public interest, I think the hardest one for me to kind of get my arms around is downstream effects. So, I think you guys did a great job in your filing addressing financial integrity, very clear. I think the voting trust issue seems pretty straightforward in terms of the trust structure. But when you get to a couple other items, I think downstream effects in particular, I think it’s just hard for me to get my arms around what would your case be to say, STB you don’t need to worry about downstream effects or – so, how do you think about addressing that potential consideration that might come up in voting trust, maybe that wouldn’t come up until the merger evaluation?

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Yeah. I think it’s important time you hit the nail on the head. As we filed our joint application of the voting trust on 26th of May, we felt important to address the public interest issues that were raised or comments raised by the STB on their decision on May 17, you recall by then they had approved the other voting trust. So, our voting trust is identical to the voting trust already approved, has the same trustee. And we felt in our submission that we cover off three aspects of the public interest, as you know well, will KCS be under independent control by the trust [indiscernible] (00:25:43) the same as the CP Trustee, Dave Starling, Former CEO of KCS.

Secondly, we’ve made the case I think very compelling – in a very compelling fashion that we don’t have to worry about the so-called CN’s financial integrity, both CN and KCS. Obviously, there’s a market for KCS. The last several months have shown that. And secondly, we’ve demonstrated in our submission that if we were called upon – in an unlikely situation, we’re called upon to dispose of the assets, we’re comfortable that we can dispose [ph] at our price that (00:26:15) will allow us to pay down the debt. There is obviously a market available, be it another railway or private equity.

And finally, to your point, because of the confusion created around the downstream effects and the lack of competition, we were very forthcoming in setting out the fact that we have committed to dispose of the assets that now it is clearly an end-to-end merger and felt that this is pro-competitive and with the verified statements of both JJ and Pat Ottensmeyer obviously, it really sets out the path for suggesting the public interest test at this stage with the STB based on their comments in their decision at May 17.

When it comes to downstream effects of the overall transaction, obviously as we’re preparing the STB application, we’re looking at that in detail. It’s a bit premature to decide exactly what we’re going to address and how we’re going to do so. But I can tell you, we selected to go under the current/new rules. We didn’t ask to be exempt from those rules. So, we did so with a clear understanding what that contemplated for us going forward, with us being able to make our case by which we understand very much both railways CN and KCS.

And we’re confident that in the context of the STB application, the control application, which we’ll file probably in October – September or October, we’ll address those issues, and we’re looking at them in great detail. But obviously, what we decided to proceed under the so-called current rules, because they’re no longer new, they’re now 25 years old, we did so with a clear understanding of what the downstream effects might be and how we’d address them in the overall application.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Okay. What – how do you think about the [ph] paths that (00:28:02) – I guess,[ph] the breadth (00:28:05) of the public interest analysis that STB could do? Do you think that it’s possible that they do kind of a mini-merger analysis and look at things, the five criteria in some detail and potentially take comment periods as building a record, recognizing there’s [ph] less ability (00:28:26) to build a record with a short comment period versus a full review? And then also how do you think about the potential for them to consider a comparative analysis? CP has continued to move forward with their applications, even though they no longer have an agreement with KCS. So, how do you think about the kind of the [ph] breadth (00:28:45) of what STB may look at in voting trust and also about, is it even possible that they end up doing kind of a comparative analysis as part of a voting trust or a merger review?

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Well, obviously, the agencies are very, very competent and has expertise on a lot of areas that are addressed in the overall voting trust applications. So, we’re very confident that they’ll do the work that could be done to get satisfied [ph] that it’s in the (00:29:12) public interest if that’s the KCS shareholders have access to a voting trust. And obviously, the ultimate test here is we should allow the KCS [ph] shareholders (00:29:25) to decide who is the best partner for them with respect to the sale of their interests in the KCS, in the company itself. Obviously, we’ve submitted a very detailed joint petition. So obviously, we felt compelled to make sure that we had all the facts and all the law in front of the STB.

So, we think we’ve done pretty detailed, [ph] already (00:29:45) submission. And I think that it’s recognized that in some cases comments we made in the overall voting trust submission is almost as strong as [ph] some comments you’d (00:29:55) have seen in our overall control application, but notwithstanding that [ph] we wanted (00:29:57) to make sure [ph] it’s in front (00:29:58) of the STB. As you know, we’ve asked them to adopt a procedural schedule. We had proposed a 10 day comment period. We’re still waiting that decision from STB on what – what would be the procedural schedule for the voting trust. Obviously, they’ve already approved one voting trust, this one is identical. We think we have addressed the comments that were set out in the decision of May 17.

So, we’ll wait to see how the STB proceeds when it comes to the procedural schedule. But we’re comfortable with the 10-day period, 20-day period of comments. But obviously, that will be determined by the STB in the coming days and there’ll be a period for comment and that’s – under the current rules that was provided for. With respect to having a parallel [ph] control (00:30:40) application, as you probably saw on last night the STB issued a decision providing the full 20 days for KCS to comment on the request by the other bidder to continue to have access to all the information that the KCS were sharing with them prior to them terminating the merger agreement and signing up with CN.

So, [ph] we’ll obviously review (00:31:03) and we’ll have a chance to review this for KCS, that is not in the best interest of the [ph] parties to (00:31:09) have two parallel applications and we think the STB will decide that in due course. But we’ll be looking forward to see KCS’ response to the application by CP to continue to be exchanging information with the KCS notwithstanding the fact that their merger agreement has been terminated. And obviously, I think, the STB by ruling yesterday that they would give the full 20 days to KCS, they want to make sure that KCS has the time and the reflection to provide appropriate comments [ph] where that would not (00:31:42) be a good idea.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Right. Okay. I’ve had a couple of questions that have come in that I’ll try to work in here. I think one you were talking about the procedural schedule. Do you have a specific date in mind that is a timeframe they’re required to give you a response on procedural schedule and are there any other kind of, I guess, decisions or elements [ph] or (00:32:09) feedback you’re looking for from STB in the near term?

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Yeah. There’s no deadline [ph] per se (00:32:15). Normally, it would have been 20 days. And it’s important to realize we filed our procedural schedule on May 18. And then obviously our petition for voting trust on May 26, so if it’s 20 days or 10 days depending on this deadline [indiscernible] (00:32:34), but we expect in the coming days, the STB is quite busy, they have a lot in their plates [ph] obviously (00:32:39). So, we’re very, very understanding that they have to do this in an organizing structured fashion. And we’re looking forward to see a procedural schedule as soon as possible under the circumstances. So, we’re not going to push – [ph] were letting the STB take the time it must (00:32:57) to ensure that this is done right and if they’re comfortable that the [indiscernible] (00:33:01) select when it comes to comments will allow the parties to make comments in an organized and structured fashion.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Well so you – I mean you mentioned a 20-day rule, but you’re saying you’re not sure if that 20-day rule applies or not?

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Yeah. Well, STB has a certain [ph] amount of discretion (00:33:22) obviously. But we [ph] would (00:33:24) expect in the coming days to have a decision on the procedural schedule based on one of the two dates either May 18 or May 20.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Okay. Let’s see, what about appeal, I think there’s some debate about how would an appeal work, how do you do – I forgot the term, an appeal within STB, I forgot the technical term for that or you go straight to an appeals...

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Reconsideration – a reconsideration – yeah, reconsideration is the term you’re looking for, Tom?

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Yeah, right, right. Reconsideration – petition for reconsideration or if that’s the right term or you go straight to an appeals court. So, I guess, the first question is just – is your understanding that the decision on voting trust would be viewed as a final decision that could be appealed? And then second, what’s your understanding of what the appeals’ choices and process would be?

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Yeah. So – so Tom, we’re confident based on the fact that the STB has already approved the voting trust, which is identical that – first of all. And secondly, we have addressed the issues of independence of the trust and then the trustee versus KCS, the independent run [indiscernible] (00:34:36) during the control period. Obviously, we have addressed the issue of financial integrity of both entities. And finally, we addressed all the comments that were contained in the STB decision of May 17.

So, we remain very confident that the STB will come to the conclusion that it is in the public interest under the current circumstances to provide both KCS and CN with the right to use or the right to use the voting trust under these circumstances and that doing so will allow the KCS shareholders to dispose their shares in a way that they feel is in the best interest of both the KCS and the company. And we think we are obviously a very good partner for KCS, the better bidder, the better partner, and we’re confident that we’ll get a voting trust.

I’m not going to speculate. It will depend very much on what the decision says. But obviously, we remain confident we’re going to get a voting trust [indiscernible] (00:35:28). So in the context of what we submitted to the STB on May 26 and we think we’ve addressed all the concerns they may have on this. If that’s the case, then we can’t really see a reason why voting trust would not be granted under the current circumstances.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

So, I understand that you made a strong case to address the issues that they raised but it’s still possible that they were to choose to reject the voting trust, it – just, I guess, procedurally is your understanding that there is an avenue for appeal or is that dependent on what the decision looks like?

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Well let’s see what the decision looks like. We’ll have a conversation when that happens, if it were to happen and the unlikely situation with KCS. But again, there’s always an open right to reconsider to appeal. It depends on what the decision would say. But again, that’s highly speculative and based on how we’ve looked [ph] at this and the (00:36:30) test, we have a voting trust approved in an end-to-end merger, we have another end-to-end merger [ph] once you (00:36:36) address the issue of the very little overlap and we’re very confident that based on the same criteria, the STB will have a chance to well first of all to approve the voting trust and then we can close the deal and ultimately [ph] they retain the right, as you (00:36:48) understand very well Tom to look at the overall transaction. So, I don’t want to prejudge the outcome and there are five [ph] commissioners, (00:36:55) I respect their views enormously. But I think it’s premature to start discussing what would be a right to appeal reconsideration. Let’s get the voting trust approved, then we’ll have a conversation [ph] if that’s not the case, after the fact (00:37:07).

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Right. Okay. JJ, I wanted to get your kind of high level thoughts. What’s the game plan if you end up with a voting trust that’s rejected and you’ve got – you could appeal, you could go forward without a voting trust, you could kind of walk away from things. So, how do you think about the various choices and kind of the reasons why maybe you would move forward even if that initial – if that ruling went against you?

Jean-Jacques Ruest	A

President, Chief Executive Officer & Director, Canadian National Railway Co.

Yeah. So, let’s start with the basic. We’re [ph] working the (00:37:46) voting trust and we’re confident of all the effort we’re putting together will get us there. If ever it does not then both the board of CN and the board of KCS would consider at that time based on the fact of the time. So, we can’t speculate ahead of time what that might be. But CN has had a great past and will have a great future based on organic growth. We have a great network. We make things out of the marketplace. When we look at this combination, we find lots of different ways to grow and be [ph] accretive (00:38:23). But we could do that also in other scenarios. This is a scenario that we really like. We’ve been looking at KCS for the last 25 years ever since Paul Tellier was the CEO of CN. At the IPO, we had a marketing alliance with KCS which was only for United States, not for Mexico. And we admire what they’ve done putting together in the last 25 years.

So, we like – we really want to combine with them for that reason that we mentioned earlier. But on a standalone basis, CN has really grown from our market cap of what we had [ph] after the IPO (00:38:54). We did a series of acquisitions, big and small, [ph] we bought Illinois (00:38:58) Central. We bought WC. We bought BC Rail. We couldn’t quite get the merger with BN. In the meantime, we created a very strong [ph] port (00:39:08) strategy which by the way we were deployed on Lázaro Cárdenas, on Veracruz, on Mobile, on New Orleans. As part of this combination, we would want to get the transatlantic trade via Port of Montreal to connect directly with Kansas City.

So, there’s a lot to be just to be shared about the value of rail franchise and a franchise like CN. And no matter what happens, we will be in good shape. You look at operating metrics for this year, quarter to date people may feel that we’re busy, too focused on the merger. But at the same time, we run a very good railroad right now, [indiscernible] [ph] train length, train weight, are up (00:39:45) customer sentiment. We have – we run customer sentiment index with – from a third party and we have good results, right now.

So, these things, I think, are all conducive to; (a) get customers and shippers report; (b) get more of their business. And by this combination, we think that we can provide a unique way to compete stronger and a unique way also to provide products that don’t exist today, which is mainly [ph] an intermodal (00:40:16) service that starts right in Mexico and terminates in Michigan and Ontario or [ph] an intermodal service that starts at say the (00:40:24) Port of Montreal or Port of Quebec City and go all the way to the [ph] hinterland (00:40:28).

So short term as I mentioned, as Sean mentioned, in lots of detail, we’re focused on voting trust. The STB is quite busy. And they’ll look at all the fighting that we’ve done, us and others. And in time, hopefully soon, they will come back with their first opinion on what we filed almost two weeks ago.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Right. Okay. I’ve got [ph] a short (00:40:56) just a quick question and then maybe two more that are probably suited for a little longer response potentially. But the quick question is just, is there a scenario where the KCS shareholder vote would take place without a ruling from STB on the voting trust or is that really something that you would expect to take place, the KCS shareholder vote, after ruling by STB on voting trust.

Jean-Jacques Ruest	A

President, Chief Executive Officer & Director, Canadian National Railway Co.

So I think there would be a...

[indiscernible] (00:41:22)

Jean-Jacques Ruest	A

President, Chief Executive Officer & Director, Canadian National Railway Co.

... Yeah, go ahead Sean. I think that there would be a decision by KCS, but they could do that with a condition of the vote.

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

But again, I think that is a possibility. I think, what we’re contemplating is getting the voting trust approved by the STB, so that we can then proceed with the proxy circular and look at a shareholder vote sometime hopefully in August – late August and then close the voting trust in October or November. And that’s the ideal scenario. I think it just makes it a lot clearer for the KCS shareholders. It’s not a legal requirement, per se, but [ph] that is (00:42:05) probably the best track towards getting a clear approval by the STB and then obviously a shareholder vote and then closing the voting trust and then getting in our STB application that control approval and then looking to decision in late 2022 or early 2023.

Jean-Jacques Ruest	A

President, Chief Executive Officer & Director, Canadian National Railway Co.

That’s right.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Okay. So, it’s possible if the STB voting trust ruling gets delayed beyond August that you would still have a KCS shareholder vote. Obviously, that’s not the base case.

Sean Finn	A

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Yeah. [ph] It hasn’t been decided yet, (00:42:37) obviously we’re just drafting the proxy circular as we speak. So, we haven’t just picked a record date yet but we will do so in the coming weeks with obviously the discussions with the KCS board and how best to proceed. But again, we’re confident we can get a voting trust prior to the KCS shareholder vote.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Okay. Great. We’re approaching the end of the time here. We can run a few minutes over. I don’t want to run too much over. But JJ, I want to ask you two questions about, if I go back to, I think, it was June 2019, you held an analyst meeting, you gave a lot of really helpful detail on growth drivers on a [ph] I forget if that was a (00:43:17) three-year basis or longer. If we say okay, a scenario where you don’t end up acquiring KCS and – are those growth drivers and what you laid out at the analyst meeting, are those all intact or would you say well, some of those could be reduced if Canadian Pacific ends up with KSU. How do you think about that kind of standalone CN growth story? And then, I guess, the second, well [indiscernible] (00:43:50) I’ll give you the second one, you can [ph] weave them (00:43:52) together if you want. What about the OR framework as well. So, CN standalone has had great growth. The OR performance has not been as strong last several years. Do you say if you don’t go forward with KCS that you kind of double down on OR improvement strategy in addition to having that attractive underlying growth.

Jean-Jacques Ruest	A

President, Chief Executive Officer & Director, Canadian National Railway Co.

So maybe, I can start with the investor day that we had two years ago in the springtime. At that time, we talked about technology and we’ve made lot of progress in technology especially as it relates to automated inspection. That’s one of the reason why our FRA accidents are down over 30%, 35% year to date, very solid. And if you [ph] apply (00:44:37) them in a bigger network that KCS, it obviously provides payback. At that time, we also talked about our port strategy on all three coasts, Gulf Coast, East Coast and Western Canada. And if we were to buy the KCS, we would even extend our strategy to a bigger network including Lázaro Cárdenas. By the way, Hutchison Ports was our joint venture partner of the Port of Quebec City also has [ph] terminals in (00:45:02) Lázaro and Veracruz.

So, the port cluster strategy will continue to grow. We love to aid with all [indiscernible] (00:45:10) in it. We talked about the people side of the strategy. We track [indiscernible] (00:45:16) employees engagement the same way as we track customers sentiment. We also brought a lot of talent from outside. CN as a company we like to have a melting pot of talent. People have rail background, no rail background. People have rail background at CN. People have rail background at other railroad. And I would say [ph] I (00:45:35) really define, and going back to your point on the operating ratio, if you look at the compensation system for the CN executives in the last 10 years and I think that’s telling in itself, our focus is on growing the free cash flow. Our focus is on the top line growth. Our focus is on growing total operating income. Our focus is, we also have performance index on safety, people safety, [indiscernible] (00:46:03) accident safety, customer satisfaction as measured by the outside firm I’ve talked about, employees engagement on ESG, the one we pick is fuel efficiency.

So, we have a mindset about growing the business mostly from profitable growth, controlling costs but not looking to be the lowest cost operator. We’re looking for to be the one who has the best potential in terms of growing the total operating income of the company therefore driving EPS. So, these things are intact. And I would say that a lot of those things as you saw we actually bringing in, in combination with KCS as part of our game plan.

Thomas Wadewitz	Q

Analyst, UBS Securities LLC

Okay. So, you would say the growth drivers you laid out at analyst meeting in 2019 would be intact to standalone CN. The strategy on OR and focusing on operating income growth as opposed to OR would also be intact?

Jean-Jacques Ruest	A

President, Chief Executive Officer & Director, Canadian National Railway Co.

That’s right. Some of the business since then have changed a bit at that time, crude-by-rail and frac sand which is [ph] related to (00:47:14) the crude-by-rail had – was very strong. I would say today those things are not as strong as they were. However, we created a new supply chain for export propane via Rupert. We’ve got two terminal now, and these are 25 years business. And also, the consumer side has been bigger. But one thing COVID did is that it challenged the crude industry. I know the price of diesel is high right now, but people are not necessarily ramping up capital investment to get more crude [ph] out of the (00:47:42) ground in North America. But what’s really, really strong is the consumer economy and the consumable. And that’s [ph] the whole world of intermodal (00:47:49) and that’s why we’re so focused.

I think the North American industry to be successful, we’re going to have to find a way to compete with truck in a much more effective way than in the past. Rail are cheaper than truck but rail are complicated to use. And in the case of Mexico, it gives us such a length of haul. Mexico City [ph] to Toronto (00:48:10), we did the longest intermodal haul of any movement in North America. I mean, it’s really long, long distance but it’s also a great market. So, consumer consumable may be less reliant on energy, we’ll see what energy does. And then manufacturing right now is running strong. And Mexico has a good shot at attracting some manufacturing or at least being more successful at industrial production than may be other parts of the continent.

Thomas Wadewitz

Analyst, UBS Securities LLC

Great. I think with that we’re a couple minutes over here and we should go ahead and wrap up. JJ, Sean and Paul, thank you so much for joining us. Thank you for the great insights you provided. And appreciate you participating in the conference. Next up is at 9 O’clock we have Union Pacific. So, thanks again for joining us.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Thank you. Thank you for having us today. And we all appreciate participating in your conference. So, enjoy the day. Thank you.

Sean Finn

Executive Vice-President-Corporate Services & Chief Legal Officer, Canadian National Railway Co.

Thank you. Thanks Tom. Take care.

Thomas Wadewitz

Analyst, UBS Securities LLC

Thank JJ. Thanks Sean.

Jean-Jacques Ruest

President, Chief Executive Officer & Director, Canadian National Railway Co.

Take care. Bye bye.

Thomas Wadewitz

Analyst, UBS Securities LLC

Okay. Have a great day.

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Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.